

Rand Taylor · 2nd

CEO and Co-founder, Industrial Sustainability Group (Fuel Ox, LLC)

Asbury, New Jersey, United States · Contact info

500+ connections

 Industrial Sustainability Group (Fuel Ox, LLC)

 University of Michigan

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Experience

CEO and Co-Founder
Industrial Sustainability Group (Fuel Ox, LLC)
Jun 2013 – Present · 8 yrs 2 mos
Bethlehem, New Jersey

Oversee daily operation and growth of dynamic fuel additive company whose primary combustion catalyst product is designed for high intensity applications and is second to none in the industry.

 Fuel Ox Testimonials

 Fuel Ox with Combustion Catalyst Booklet

Chairman
RexPlex LLC
2002 – 2005 · 3 yrs

SVP Director NASDAQ Trading
Knight Capital markets
1995 – 2002 · 7 yrs

Senior NASDAQ Trader
Troster Singer
1986 – 1994 · 8 yrs

Education

 University of Michigan

Skills & endorsements

Hedge Funds · 50

 Endorsed by **Michael T. Dorsey, Esq.**, who is highly skilled at this

Business Strategy · 25
Kyle K. and 24 connections have given endorsements for this skill

Electronic Trading · 24
Kyle K. and 23 connections have given endorsements for this skill

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Recommendations

Received (0)   **Given (4)**

 **Martha Jaynes**
Manager at Commerce Bancorp
February 1, 2013, Rand was a client of Martha's

Martha is incredible. She is extremely competent and takes customer service very seriously. By far the best banker I have ever dealt with for every day banking. I strongly recommend Martha to everyone.

 **Rafi Moskowitz**
Chief Technology Officer at Fir Tree Partners
September 6, 2012, Rand was

Rafi knows his stuff and gets the job done! He has an excellent understanding of anything IT and has the ability to make the user/client understand the issue as well as the proposed solution.

senior to Rafi but didn't manage
directly

He has a high level of integrity. I would not hesitate for a second
in recommending Rafi to anyone.

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Interests

New Jersey Clean Cities Coalition
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CoInvent
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Premier College Combine
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